

Mehrdad Arjmand · 2nd

 NovoMoto

NovoMoto

Greater Chicago Area · 500+ connections · **Contact info**

Experience



Co-Founder
NovoMoto
Nov 2015 – Present · 4 yrs 2 mos
Madison, Wisconsin Area

NovoMoto provides clean electricity for off-grid rural communities in sub-Saharan Africa. NovoMoto's stand-alone solar-powered systems are cheaper, more efficient, and cleaner than the kerosene and diesel currently used in these communities.



Graduate Research Assistant
University of Wisconsin-Madison
Sep 2011 – May 2017 · 5 yrs 9 mos
Madison, Wisconsin Area

• Developed a thermodynamics and kinetics model using COMSOL to study advanced compound semiconductor materials with applications in solar cell, laser and sensor devices.
• Collaborated with scientists and engineers in an Interdisciplinary Research Group at MRSEC; the group employs growth (CVD, MBE) and characterization (TEM, SEM, AFM, XRD) ...**see more**



> Computational
> Materials Group

Consulting Engineer
Seisco
Jul 2010 – Jul 2011 · 1 yr 1 mo
Tehran, Iran

• Executed HVAC System design, including heating and cooling systems, piping plans, potable water system, sanitary sewer system, and gas network of industrial environments.
• Developed and delivered gas and oil piping plans and designed supporting pressure vessels and drums in industrial plants.   **...see more**

Education

University of Wisconsin-Madison
Doctor of Philosophy (PhD), Engineering Mechanics, 3.97
2013 – 2016
Activities and Societies: Materials Research Socitey

Thesis: "Strain effects in III-V semiconductor heterostructures"

University of Wisconsin-Madison
Master's degree, Engineering Mechanics, 4.0
2011 – 2013

Activities and Societies: Wisconsin Entrepreneurial Bootcamp

K. N. Toosi University of Technology
Master's degree, Mechanical Engineering, 3.65
2008 – 2010

Thesis: "Analysis of the effect of structural defects on the mechanical properties of carbon nanotubes"

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Licenses & Certifications

Entrepreneurship
Wisconsin School of Business
Issued Dec 2015 · No Expiration Date

Volunteer Experience

Thresurer
Persian Student Society (PSS)
Aug 2012 – Aug 2013 · 1 yr 1 mo
Social Services

Wisconsin Science Festival
Center for Emergent Materials (An NSF MRSEC)
Oct 2015 · 1 mo
Social Services

Reach out to public and engage them in the enterprise of science and

Engineering Expo
Center for Emergent Materials (An NSF MRSEC)
Apr 2015 · 1 mo
Education

Volunteer – Publicize engineering to elementary schools, middle schools, and high schools

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Skills & Endorsements

Matlab · 27

Endorsed by **Amir Yazdan Bakhsh and 4 others** who are highly skilled at this

Endorsed by **6 of Mehrdad's colleagues** at University of Wisconsin-Madison

Molecular Dynamics · 8

Brian Davis and 7 connections have given endorsements for this skill

Phase field modeling · 4

Han Bin Lee and 3 connections have given endorsements for this skill

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